CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04024838

April 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management posts overall net sales of $514 million in February

TORONTO (March 1, 2004) – CI Fund Management Inc. ("CI") today reported total fee-earning assets at February 29, 2004, of $62.0 billion, an increase of $2 billion or 3.4% from a month earlier. During the month, the combined net sales of CI's operations were $514 million.

Total fee-earning assets consisted of total managed assets of $49.5 billion and administered assets of $12.5 billion. Managed assets include investment fund assets at subsidiaries CI Mutual Funds Inc. and Assante Corporation of $43.3 billion, labour-sponsored funds of $181 million, structured products of $1.1 billion and institutional accounts of $5.0 billion. Administered assets include $11.8 billion in assets at Assante net of assets under management.

"The momentum continues to grow for CI's business," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "We have posted our fifth consecutive month of asset growth, with especially strong performance in our equity products, while fund sales are strengthening."

In February, CI Mutual Funds and Assante had combined net sales of $319 million, up from $58 million in January 2004. CI had net sales of long-term funds of $213 million and net sales of money market funds of $2 million, while Assante had net sales of long-term funds of $99 million and net sales of money market funds of $5 million.

Also during the month, CI subsidiary Skylon Advisors Inc. completed the initial public offering of Skylon Growth & Income Trust, raising $195 million. The Signature Funds Group of CI Mutual Funds is managing the Trust's portfolio.

CI's fiscal third quarter, which ended February 29, 2004, represents the first full quarter in which CI's results will include the operations of the companies acquired last October and November – Assante, Synergy Asset Management Inc., and Skylon Capital Corp. During the quarter, CI's total fee-earning assets grew by $5.6 billion or 10%.

"Since the acquisitions, we have seen double-digit asset growth at Assante, Skylon and the Synergy funds, while their sales performance and expense reductions have exceeded our expectations," Mr. MacPhail said.

CI expects to release its results for the third quarter on April 14, 2004.

Further information can be found below in the attached table of month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

News Release

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI FUND MANAGEMENT INC.
FEBRUARY 29, 2004
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$616	$403	$213
CI money market	72	70	2
TOTAL CI Funds	$688	$473	$215
Assante excluding MMF	138	39	99
Assante money market	22	17	5
TOTAL Assante Funds	$160	$56	$104
TOTAL Skylon	$195	$0	$195
TOTAL CI	$1,043	$529	$514

FEE-EARNING ASSETS	Jan. 31/04 (millions)	Feb. 29/04 (millions)	% Change
CI mutual/segregated funds	$34,261	$35,336	3.1
Assante funds	7,673	7,981	4.0
	$41,934	$43,317	3.3
Managed labour-sponsored funds	172	181	5.2
Structured products	983	1,054	7.2
TOTAL Fund Assets	$43,089	$44,552	3.4
Managed institutional	4,881	4,995	2.3
TOTAL Managed Assets	$47,970	$49,547	3.3
CI administered assets	748	752	0.5
Assante assets under administration (net of Assante funds)	11,300	11,750	4.0
TOTAL FEE-EARNING ASSETS	$60,018	$62,049	3.4

AVERAGE MUTUAL/SEG FUND ASSETS	Jan. 31/04 (millions)	Feb. 29/04 (millions)	% Change
Monthly	$41,523	$42,604	2.6
Quarter-to-date	$40,877	$41,455	1.4
Fiscal year-to-date	$33,508	$34,481	2.9

COMMON SHARES	
Outstanding shares	295,191,872
In-the-money options	8,518,037
Percentage of all options	100%
All options % of shares	2.9%
Dividend yield at $15.05	3.3%
Shares repurchased during month	100,000
Average repurchase price	$14.55

FINANCIAL POSITION	(millions)
Bank debt	$289
In-the-money option liability (net of tax)	34
Cash & marketable securities	48
Net Debt Outstanding	$275
Terminal redemption value of funds (est)	$830

CI Funds®

News Release

This press release contains forward-looking statements with respect to CI and its products, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, March 19, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending March 31, 2004 of $0.0625 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, March 19, 2004 – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending March 31, 2004 of $0.61 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

82-4994

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.1875 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

The Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\mar04\rel-skylon-capital.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.1510 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\mar04\rel-skylon-globalii.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN

FOR IMMEDIATE RELEASE

Skylon Global Capital Yield Trust Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.1510 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\mar04\rel-skylon-global.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.1458 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.0666 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\mar04\rel-saxon.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending March 31, 2004 of $0.15625 per unit payable on April 15, 2004 to unitholders of record as at March 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\mar04\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending March 31, 2004

Toronto, March 22, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending March 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	March 31, 2004	April 15, 2004
Series B units	US$0.0417 per unit	March 31, 2004	April 15, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN

FOR IMMEDIATE RELEASE

Skylon Growth & Income Trust Announces
Initial Distribution For Month Ending March 31, 2004

Toronto, March 22, 2004 – Skylon Growth & Income Trust (the "Trust") announces an initial distribution for the month ending March 31, 2004 of $0.05833 per Unit payable on April 15, 2004 to Unitholders of record as at March 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbols: GSX, GSX.PR.A**

Skylon to launch Global Resource Split Corp.

TORONTO (March 31, 2004) – Skylon Advisors Inc. today announced that it has received a receipt for the final prospectus for the initial public offering of preferred shares and Class A shares in Global Resource Split Corp. (the "Company"), an investment vehicle designed to provide investors access to both dividends and capital gains in the resource sector.

The Company will invest in a portfolio of common shares and other equity-related securities selected from among the world's largest resource companies, which may include companies engaged in exploration, development, production, distribution or other activities related to the energy industry, the metals and minerals industry, or the natural resource industry or other companies that supply products or services to such industries.

The portfolio will be actively managed by the Signature Funds Group of CI Mutual Funds Inc. Robert Lyon, Vice-President, Portfolio Management with Signature and portfolio manager of Signature Canadian Resource Fund and CI Global Energy Sector Fund, will have primary responsibility for managing the Company's portfolio.

Mr. Lyon and the Signature Funds Group believe that a majority of the world's resource sectors are poised for several years of significant growth as a result of increased demand for resource commodities following a period of relatively weak investment in new resource supplies.

The Company's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on November 30, 2009. The preferred shares have been provisionally rated Pfd-2 by Dominion Bond Rating Service Limited.

The Company's investment objectives for the Class A shares are to provide an attractive total return from a leveraged investment in an actively managed portfolio of resource companies through special year-end capital gains distributions from time to time and returning the original issue price of $15 to Class A shareholders, together with an amount representing capital appreciation, at the time of redemption on November 30, 2009.

The preferred shares and Class A shares are being offered separately, but will be issued only on the basis that an equal number of shares of each class will be issued and outstanding. The minimum purchase requirement is 100 preferred shares or 100 Class A shares. Both classes of shares are expected to be qualified investments for registered plans and will be considered foreign property for such plans. The preferred shares and the Class A shares have been conditionally approved to trade on the Toronto Stock Exchange under the symbols GSX.PR.A and GSX, respectively.

SKYLON ADVISORS INC.

News Release

The closing of the offering is scheduled for April 21, 2004.

TD Securities Inc. and CIBC World Markets are the co-lead agents for the offering. A copy of the Company's final prospectus is available from the agents or other investment dealers and is available at www.sedar.com or www.skyloncapital.com.

Skylon Advisors Inc., which will be the manager of the Company, is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of February 29, 2004, and the industry's broadest selection of investment funds. CI is on the web at www.cifunds.com.

Commissions, service fees, management fees and expenses all may be associated with this mutual fund investment. Prospective investors should read the Company's prospectus dated March 30, 2004, carefully before investing. Mutual funds are not guaranteed, their values change frequently and past performance may not be repeated.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 364-1145